UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2024
Commission File Number: 001-33841
VULCAN 401(k) PLAN
(Full title of the Plan)
VULCAN MATERIALS COMPANY
(Name of issuer of the securities held pursuant to the Plan)
1200 Urban Center Drive
Birmingham, Alabama 35242
(205) 298-3000
(Address of issuer’s principal executive offices and address of the Plan)
Financial Statements as of December 31, 2024 and 2023
and for the Year Ended December 31, 2024.
Supplemental Schedule as of December 31, 2024
and Reports of Independent Registered Public Accounting Firms.

VULCAN 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Plan Participants of the Vulcan 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for plan benefits of the Vulcan 401(k) Plan (the Plan) as of December 31, 2024, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2024, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2024, and the changes in net assets available for plan benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ WARREN AVERETT, LLC
Atlanta, Georgia
June 18, 2025
We have served as the Plan's auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the Vulcan 401(k) Plan
Birmingham, Alabama
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Vulcan 401(k) Plan (the Plan) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche, LLP
Birmingham, Alabama
June 17, 2024
We have served the auditor of the Plan since 2007. In 2024, we became the predecessor auditor.

VULCAN 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31
in thousands	2024	2023
Assets:
Investments:
Participant-directed investments, at fair value	$1,347,578	$1,218,856
Participant-directed investments, at contract value:
Stable Value Fund (see Note 3)	60,068	69,449
Total investments	1,407,646	1,288,305
Receivables:
Employer contributions	25,485	34,333
Participant contributions	26	1,662
Notes receivable from participants	39,242	36,720
Unsettled trades, net receivables	0	4
Total receivables	64,753	72,719
Net assets available for benefits	$1,472,399	$1,361,024
See notes to financial statements.

VULCAN 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended
in thousands	December 31, 2024
Additions (reductions) to net assets:
Investment income:
Net appreciation in fair value of investments	$161,046
Interest and dividend income	5,480
Net investment income	166,526

Interest income on notes receivable from participants	2,848

Contributions:
Participants	68,961
Employer	70,680
Rollovers	7,538
Total contributions	147,179

Benefits paid to participants	(204,017)
Administrative expenses	(2,516)

Increase in net assets before plan transfers	110,020

Transfers into the plan:
Net transfers of participants' investments from other Vulcan Materials Company Plans	1,355

Increase in net assets	111,375

Net assets available for benefits:
Beginning of year	1,361,024
End of year	$1,472,399
See notes to financial statements.

VULCAN 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN
GENERAL
The Vulcan 401(k) Plan (Plan), a defined contribution employee benefit plan established effective July 15, 2007, and most recently restated effective January 1, 2020, provides for accumulation of savings, including the option to participate in the Vulcan Materials Company (Company) stock fund for:
▪all qualified employees of the Company hired on or after July 15, 2007
▪any employee who was eligible to participate in the Vulcan Materials Company Thrift Plan for Salaried Employees immediately prior to its merger into the Plan effective January 1, 2014
▪any employee who was eligible to participate in the CMG Hourly 401(k) Plan who transferred to a salaried position on or after January 1, 2014
The Company has designated a portion of the Plan consisting of the Company’s stock fund as an Employee Stock Ownership Plan (ESOP). The ESOP fund allows a participant to elect to have the dividends on the Company’s stock fund reinvested in the Company’s stock fund or paid to the participant in cash.
A participant may transfer between the Company’s two defined contribution employee benefit plans (as defined in the Plan). When a participant transfers between plans, the net assets of the participant’s account will be transferred to the other plan. For the year ended December 31, 2024, $1,355,000 was transferred to the Plan from the CMG Hourly 401(k) Plan.
Investment assets of the Plan are held by Empower Trust Company, LLC (Trustee; f/k/a Great-West Trust Company, LLC). Empower Retirement (Recordkeeper), a subsidiary of Empower Trust Company, LLC, is the recordkeeper for the Plan.
PARTICIPATION AND VESTING
Generally, all qualified employees participate on the first day of employment. Participants are fully vested in all contributions at all times. As such, the Plan does not provide for forfeitures.
CONTRIBUTIONS
The Plan is funded through contributions by participants and the Company. The Plan provides for three types of employee contributions to the Plan: pay conversion contributions (pretax contributions), after-tax contributions and Roth contributions. An employee may designate multiples of 1% (ranging from 1% to 80%) of earnings as pretax contributions, after-tax contributions, Roth contributions or any combination of the three. Contributions are subject to certain Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified plans (rollovers).
The Company expects to make matching contributions to match a portion of an employee’s contribution equal to 100% of that contribution, not to exceed 6% of the employee’s earnings. In addition, the Company will make an annual employer contribution of at least 3% of the earnings of each participant. The annual employer contribution was 3% of each participant’s earnings, or $25,485,000, for the year ended December 31, 2024, and 4% of each participant's earnings, or $34,333,000, for the year ended December 31, 2023. These annual contributions are reflected as an employer receivable in the Statements of Net Assets Available for Benefits for the years ended December 31, 2024 and 2023, respectively.
INVESTMENT OPTIONS
Participants may invest in 25 separate investment funds of the Plan, a stable value fund or in a self-directed brokerage account in proportions elected by the participant. Contributions, allocations and transfers to the Patriot Transportation Holding, Inc. common stock fund are no longer an option. The Company’s matching contributions and annual employer contributions are invested as selected by the participant. In the event that no contribution investment election is made by the participant, the Company’s matching contributions and the annual employer contribution are invested in the State Street Target Retirement 2030 SL CL VI fund and are available for immediate reallocation by the participant.
PARTICIPANT ACCOUNTS
Separate accounts are maintained for each investment option: pretax contributions, after-tax contributions, Roth contributions, rollovers and transfers, and Company contributions and accumulated earnings thereon. Earnings (losses) are allocated daily to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

BENEFITS PAID TO PARTICIPANTS
A participant’s total account is distributed upon retirement, disability, death, or termination of employment, unless the account value is greater than $1,000, in which case the participant may defer distribution until age 72. Distributions are made in cash, except that the portion invested in the Company stock fund may be distributed in whole shares of such stock, if requested by the participant or beneficiary. Participants eligible to receive a distribution from the Plan may elect either a lump-sum payment or various installment options offered by the Plan (subject to the IRC’s required minimum distribution rules).
Prior to a termination of employment, a participant may withdraw any amount up to the value of his or her entire account subject to certain restrictions (as defined in the Plan). However, no portion of an actively employed participant’s pretax contribution account may be distributed to him or her before age 59-1/2, unless the participant is approved for a “hardship” withdrawal as defined in the Plan and consistent with IRC guidelines.
NOTES RECEIVABLE FROM PARTICIPANTS
A participant may apply for a loan at any time provided that the participant is receiving compensation from which payroll deductions can be made. The amount of the loan cannot exceed the lesser of 50% of the participant’s total account, less the outstanding balance of all existing loans, or $50,000, reduced by the highest outstanding balance of existing loans during the 12 months preceding the effective date of such loan. Additionally, participants are generally only permitted to have two loans outstanding at any one time.
Any repayment made will be allocated to the participant’s account in accordance with his or her current investment direction. Loans must generally be repaid in monthly installments through payroll deductions within 60 months. The annual interest rate for a loan is determined by adding 1% to The Wall Street Journal Prime Rate or as otherwise determined by the Administrative Committee at the time the application for the loan is made. The rate may not exceed the maximum rate for such loans permitted by law. The average rate of interest on loans approximated 8.0% and 7.2% as of December 31, 2024 and 2023, respectively.
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING
The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (generally accepted accounting principles or GAAP).
VALUATION OF INVESTMENTS AND INCOME RECOGNITION
The Plan’s investments are reported based on the fair values, net asset values or contract values of the underlying investments. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last trading day of the year.
Investments in common/collective trust funds are stated at net asset value as determined by the issuer of the funds based on the underlying investments. The stable value fund is stated at contract value which is principal plus accrued interest, the value at which participants ordinarily transact (see Note 3).
Security transactions are recorded on the trade date. Distributions of stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

USE OF ESTIMATES AND RISKS AND UNCERTAINTIES
The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan invests in various securities including a corporate stock fund, mutual funds, a stable value fund, other domestic equities, and interests in common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that the values of investment securities, including the value of the Company’s common stock, could decline in the near term and that such declines could materially affect the amounts reported in the Plan’s financial statements. Given volatility in financial markets, it is reasonably possible that investment values could decline in subsequent periods.
NOTES RECEIVABLE FROM PARTICIPANTS
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based upon the terms of the Plan.
EXCESS CONTRIBUTIONS PAYABLE
The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2024 or 2023.
PAYMENT OF BENEFITS
Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan that had not been paid at December 31, 2024 or 2023.
ADMINISTRATIVE EXPENSES
All reasonable expenses for administration of the Plan may be paid out of the Plan’s trust unless paid by the Company. Participants are assessed a flat fee of $7.50 per quarter to cover administrative expenses. Certain additional expenses relating to specific participant transactions (such as loan fees or distribution processing fees) or professional investment management services are charged directly to the participant’s account.
NOTE 3: STABLE VALUE FUND — GUARANTEED INVESTMENT CONTRACT (GIC)
The Plan contains a stable value investment option (Fund or GIC) that meets the criteria of a fully benefit-responsive investment contract and is therefore reported at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals. The Fund is comprised of a portfolio of bonds and other fixed income securities and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the Fund; rather, they are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.
LIMITATIONS ON THE ABILITY OF THE GUARANTEED INVESTMENT CONTRACT TO TRANSACT AT
CONTRACT VALUE
Certain events may limit the ability of the Fund to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The following employer-initiated events may limit the ability of the Fund to transact at contract value:
•A failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
•Any communication given to participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
•Any transfer of assets from the Fund directly into a competing investment option
•The establishment of a defined contribution plan that competes for employee contributions
•Complete or partial termination of a Company sponsored plan or merger of plans
The wrapper contract contains provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include: any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrapper issuer; any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow; and employer-initiated transactions as described above.

In the event that the wrapper contract fails to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to the wrapper contract is dependent on the third-party issuer’s ability to meet its financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contract may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
Company management believes that the occurrence of events that may limit the ability of the Fund to transact at contract value is not probable.
NOTE 4: FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of these three levels:
Level 1 — Quoted prices in active markets for identical assets or liabilities
Level 2 — Inputs that are derived principally from or corroborated by observable market data
Level 3 — Inputs that are unobservable and significant to the overall fair value measurement
Investment assets measured using either the net asset value (NAV) per share practical expedient or contract value are not categorized in the fair value hierarchy.
The following tables set forth, by Level within the fair value hierarchy, the Plan’s investment assets at fair value for the years ended December 31, 2024 and 2023, respectively:

	As of December 31, 2024
in thousands	Total	Level 1	Level 2	Level 3
Vulcan Materials Company Stock Fund	$106,706	$106,706	$0	$0
Mutual funds	99,467	99,467	0	0
Empower self-directed brokerage account	7,143	7,143	0	0
Other domestic equities	121	121	0	0
Investments in the fair value hierarchy	$213,437	$213,437	$0	$0
Interests in common/collective trust funds (at NAV)	1,134,141
Stable value fund (GIC at contract value)	60,068
Total investment assets	$1,407,646

	As of December 31, 2023
in thousands	Total	Level 1	Level 2	Level 3
Vulcan Materials Company Stock Fund	$107,384	$107,384	$0	$0
Mutual funds	217,434	217,434	0	0
Empower self-directed brokerage account	6,988	6,988	0	0
Other domestic equities	213	213	0	0
Investments in the fair value hierarchy	$332,019	$332,019	$0	$0
Interests in common/collective trust funds (at NAV)	886,837
Stable value fund (GIC at contract value)	69,449
Total investment assets	$1,288,305

ASSET VALUATION TECHNIQUES
The following methods and assumptions were used to estimate the values of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2024 and 2023, respectively.
Vulcan Materials Company Stock Fund — The fair value of the Company’s stock fund is based on the quoted market price.
Mutual Funds — These investments are valued daily at the closing price as reported on the active market in which the securities are traded.
Other Domestic Equities — These investments include common stock, preferred stock and other equity investments. Fair value is based on quoted market prices.
Common/Collective Trust Funds — These investments include various index funds for domestic equities and fixed income securities, as well as international equities. Investments are valued at the net asset value of units of a bank collective trust. The net asset value, as provided in each fund’s audited financial statements, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Empower Self-Directed Brokerage Account — The investments in this account include various mutual funds and money market funds. Fair value is based on quoted market prices.
Stable Value Fund — The stable value fund is measured at contract value as described in Note 3. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

NET ASSET VALUE PER SHARE
The following tables set forth information related to investment assets held by the Plan for which fair value is measured using net asset value per share as a practical expedient for the years ended December 31, 2024 and 2023, respectively:

	As of December 31, 2024
in thousands	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
State Street S&P 500® Index SL CL II *	$411,726	N/A	Daily	None
State Street Global All Cap Equity Ex-US Index SL CL II *	235,356	N/A	Daily	None
State Street U.S. Bond Index SL CL XIV *	179,961	N/A	Daily	None
State Street Russell Small/Mid Cap Index SL CL II *	153,937	N/A	Daily	None
State Street Target Retirement 2035 SL CL VI *	31,757	N/A	Daily	None
State Street Target Retirement 2025 SL CL VI *	25,223	N/A	Daily	None
State Street Target Retirement 2030 SL CL VI *	21,829	N/A	Daily	None
State Street Target Retirement 2045 SL CL VI *	20,442	N/A	Daily	None
State Street Target Retirement 2040 SL CL VI *	12,696	N/A	Daily	None
State Street U.S. Inflation Protected Bond Index SL CL II *	9,483	N/A	Daily	None
State Street Target Retirement Income SL CL VI *	9,282	N/A	Daily	None
State Street Target Retirement 2050 SL CL VI *	5,814	N/A	Daily	None
State Street Target Retirement 2020 SL CL VI *	5,419	N/A	Daily	None
Wellington CIF II World Bond S2	4,176	N/A	Daily	None
State Street Target Retirement 2055 SL CL VI *	4,110	N/A	Daily	None
State Street Target Retirement 2060 SL CL VI *	1,675	N/A	Daily	None
State Street Target Retirement 2065 SL CL VI *	1,255	N/A	Daily	None
Total - Common/Collective Trusts	$1,134,141

	As of December 31, 2023
in thousands	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
SSgA S&P 500® Index NL N *	$350,533	N/A	Daily	None
SSgA Global All Cap Equity ex-US Index K *	222,867	N/A	Daily	None
State Street US Bond Index NL K *	166,122	N/A	Daily	None
SSgA Russell Small/Mid Cap Index K *	135,967	N/A	Daily	None
SSgA U.S. Inflation Protected Bond Index NL C *	6,536	N/A	Daily	None
Wellington World Bond Series 2	4,812	N/A	Daily	None
Total - Common/Collective Trusts	$886,837
*Includes certain restrictions for trading activity on roundtrip transactions of $10,000 or more. Roundtrip transactions are defined generally as purchases or exchanges into a fund that are followed, or preceded, by a redemption or exchange out of the same fund within 30 days.
The Plan’s investment assets include interests in various common/collective trust funds. The underlying funds may invest in a wide variety of asset classes, including equity and fixed-income securities. The investment objective of each common/collective trust fund is to approximate as closely as practicable, before expenses, the performance of a benchmark index over the long-term, while providing participants the ability to purchase and redeem units on a daily basis with no notice periods and limited restrictions.

NOTE 5: PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth under ERISA. In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.
NOTE 6: FEDERAL INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 7, 2020, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 7: EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Trustee and recordkeeping fees paid to the Trustee and the Recordkeeper qualify as exempt party-in-interest transactions.
At December 31, 2024 and 2023, the Plan’s trust held 404,000 and 465,000 shares of common stock of the Company with a cost basis of $77,794,000 and $85,269,000, respectively. The Plan recorded dividend income of $791,000 attributable to its investment in the Company’s stock fund for the year ended December 31, 2024. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.
See Note 2 under the caption Use of Estimates and Risks and Uncertainties for information related to risks, including volatility in the financial markets, to the Plan’s investment in the Company’s stock fund.
NOTE 8: NEW ACCOUNTING STANDARDS
ACCOUNTING STANDARDS RECENTLY ADOPTED
None
ACCOUNTING STANDARDS PENDING ADOPTION
None
NOTE 9: SUBSEQUENT EVENTS
For the year ended December 31, 2024, subsequent events were evaluated through June 18, 2025, the date the financial statements were available to be issued. On April 1, 2025, assets totaling approximately $32,724,000 were transferred into the Plan from the former Wake Stone Corporation Profit Sharing and 401(k) Plan. The Company acquired Wake Stone Corporation in November 2024. There were no other events or transactions identified during this evaluation that require recognition or disclosure in the financial statements.

VULCAN 401(k) PLAN
Employer ID No: 20-8579133
Plan No: 041
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2024

(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	(c)Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	** (d) Cost	(e) Current Value (in 000s)

	State Street S&P 500® Index SL CL II	Collective Trust		$411,726
	State Street Global All Cap Equity Ex-US Index SL CL II	Collective Trust		235,356
	State Street U.S. Bond Index SL CL XIV	Collective Trust		179,961
	State Street Russell Small/Mid Cap Index SL CL II	Collective Trust		153,937
	State Street Target Retirement 2035 SL CL VI	Collective Trust		31,757
	State Street Target Retirement 2025 SL CL VI	Collective Trust		25,223
	State Street Target Retirement 2030 SL CL VI	Collective Trust		21,829
	State Street Target Retirement 2045 SL CL VI	Collective Trust		20,442
	State Street Target Retirement 2040 SL CL VI	Collective Trust		12,696
	State Street U.S. Inflation Protected Bond Index SL CL II	Collective Trust		9,483
	State Street Target Retirement Income SL CL VI	Collective Trust		9,282
	State Street Target Retirement 2050 SL CL VI	Collective Trust		5,814
	State Street Target Retirement 2020 SL CL VI	Collective Trust		5,419
	Wellington CIF II World Bond S2	Collective Trust		4,176
	State Street Target Retirement 2055 SL CL VI	Collective Trust		4,110
	State Street Target Retirement 2060 SL CL VI	Collective Trust		1,675
	State Street Target Retirement 2065 SL CL VI	Collective Trust		1,255
	Baird Core Plus Bond Instl	Mutual Fund		39,121
	JP Morgan Large Cap Growth R6	Mutual Fund		27,797
	Vanguard Equity Income Adm	Mutual Fund		20,890
	William Blair Small Mid Cap Growth R6	Mutual Fund		3,886
	American Funds EuroPacific Growth R6	Mutual Fund		3,245
	AllianceBernstein Discovery Value Z	Mutual Fund		2,385
	DFA Emerging Markets Core Equity 1	Mutual Fund		2,143
*	Empower Self-Directed Brokerage Account	Self-Directed Brokerage Account		7,143
*	Vulcan Materials Company	Stock Fund		106,706
	Patriot Transportation Holding Inc.	Stock Fund		121
	Metlife GAC 12439	Stable Value Fund		60,068
*	Participant loans	Interest rates ranging from 4.25% to 10.50%, maturing through March 2030		39,242
				$1,446,888
*Party-in-interest.
**Cost information is not required for participant-directed investments and, therefore, is not included.

EXHIBIT INDEX

Exhibit 23(a)	Consent of Independent Registered Public Accounting Firm - Warren Averett, LLC
Exhibit 23(b)	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche, LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
VULCAN 401(k) PLAN

/s/ Steven Smith
Steven Smith
Vice President, Compensation and Employee Benefits

Date: June 18, 2025